

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 4, 2012

Via E-Mail

Toby S. Myerson, Esq.
Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, NY 10019

> **Re:** **Schiff Nutrition International, Inc.**
> **Schedule TO filed November 16, 2012 and amended November 21**
> **and 27, 2012**
> **Filed by Ascot Acquisition Corp., Reckitt Benckiser LLC and Reckitt**
> **Benckiser Group PLC**
> **File No. 005-51083**

Dear Mr. Myerson:

We have limited our review of the filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Offer to Purchase

General

1.   We note that the company has entered into the transaction bonus letter agreement with three of its officers for a payment to be made to each officer upon the completion of the tender offer. Please provide us your analysis of the payments due the three officers and your compliance with Rule 14d-10(a)(2).

Cover Page

2.   Please revise your disclosure to state the number of shares that must be tendered such that the exercise of the top-up option would result in your ownership of sufficient shares to allow you to effect a short-form merger after the expiration of the offer.

Procedures for Accepting the Offer and Tendering Shares, page 18

3.   Please refer to the last paragraph on page 20. It appears that the effect of the disclosure is that you reserve the right to include or exclude, for purposes of determining whether the minimum tender condition has been satisfied (among other purposes), shares tendered pursuant to guaranteed delivery procedures. Thus, the disclosure appears to have the effect of allowing the bidders to determine the satisfaction or failure of a condition in their own offer. The ability of a bidder to determine, in its sole discretion, whether a condition has occurred may render the offer illusory. Please revise.

Certain Information Concerning Purchaser, Parent and Ultimate Parent, page 27

4.   We note your disclaimer of responsibility for information provided to you by the Company. You may not disclaim disclosure appearing in your own document. Please revise.

Source and Amount of Funds, page 29

5.   Please provide the disclosure required by Item 1007(d) of Regulation M-A with respect to the existing or new credit facilities that the bidders may use to pay for tendered securities.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the bidders are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from each of the bidders acknowledging that:

- the bidder is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the bidder may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Daniel F. Duchovny
Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions